

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 17, 2017

Via E-mail
Brett A. Sandercock
Chief Financial Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

>   **Re: ResMed Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Filed August 5, 2016**
>   **File No. 001-15317**

Dear Mr. Sandercock:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery